[CHAPMAN AND CUTLER LLP]

June 3, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust
File Nos. 811-07619 and 333-03715

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on May 2, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 15, 2013, which relates to Nuveen Concentrated Core Fund, Nuveen Core Dividend Fund, Nuveen Equity Market Neutral Fund, Nuveen Large Cap Core Fund, Nuveen Large Cap Core Plus Fund and Nuveen Large Cap Growth Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust.

PROSPECTUS

COMMENT 1 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

In footnote 4 of the Annual Fund Operating Expenses table for each Fund, please fill in a date for the disclosure regarding the fee waivers and/or expense reimbursements that is more than one year from the date of the prospectus. Also, please confirm that there is no intention to terminate the expense limitations before the end of that year and disclose whether any amounts are subject to recoupment.

RESPONSE TO COMMENT 1

The fee waivers and/or expense reimbursements are currently set to expire on July 31, 2016. There is no intention to terminate the expense limitation before one year from the date of the prospectus or to have recoupment of any assets.

COMMENT 2 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES/FUND NAMES

Explain the meaning of the term “Core” as it applies to the names certain of the Funds.

RESPONSE TO COMMENT 2

With mutual funds, the “core” designation generally is used to describe categories of large-cap, mid-cap, small-cap, multi-cap and international funds that represent a blend of stocks in the value and growth investment styles. The Funds which include “core” in their name invest primarily in securities in the Russell 1000 Index, which includes both growth and value stocks. Thus, use of the word “core” in the Funds’ names is appropriate.

COMMENT 3 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

On page 6 (and as applicable to other Funds in this prospectus) after “80% of its net assets,” insert “(plus any amounts for investment purposes)” or change “net assets” to “total assets.”

RESPONSE TO COMMENT 3

The disclosure has been revised in response to this comment.

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

With respect to the last sentence in the Principal Investment Strategies section on page 6 for the Nuveen Core Dividend Fund, confirm that the securities that discontinue dividend payments but remain in the portfolio will not be counted in the 80% basket.

RESPONSE TO COMMENT 4

For purposes of the 80% basket, it is the Fund’s policy to consider a security’s dividend paying attributes at the time of investment. Therefore, if a security that paid dividends at the time of the Fund’s investment discontinues dividend payments at a later time, the Fund’s sub-advisor will not be required to sell such security and it may be counted towards the 80% basket.

COMMENT 5 - FUND SUMMARY - PRINCIPAL RISKS

With respect to the Sector Risk in the Principal Risks section (of any applicable Fund), specify the sectors in which a Fund will be principally investing and provide the requisite disclosure in the Principal Investment Strategies section and the Principal Risks.

RESPONSE TO COMMENT 5

Sector risk was included only for the Nuveen Core Dividend Fund. After further discussion with the portfolio managers, however, it has been determined that, because of the diversification parameters included in models used to manage this Fund, sector risk is not a principal risk of the Fund. This risk factor has been deleted.

COMMENT 6 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

With respect to the “large cap” Funds that use the Russell 1000 Index in their investment strategies, explain how a $700 million company is considered a large cap company. Considering that the Russell 1000 Index represents approximately 92% of U.S. market, how do the large cap Funds explain using the Index as the universe for its investments?

RESPONSE TO COMMENT 6

The Funds consider the Russell 1000 Index to be an appropriate benchmark by which to define “large cap” securities. This index is designed to measure the performance of the large-cap segment of the U.S. equity universe. The fact that it represents approximately 92% of the U.S. market is due to the disproportionate size of issuers in the index compared to other issuers in the market. The Russell 1000 Index in fact represents only approximately 1/3 of total issuers in the market, being a subset of the Russell 3000 Index. The average market cap of a company included in the Russell 1000 Index was approximately $97 billion, as of April 30, 2013. By using the capitalization range of companies in the index immediately after its most recent reconstitution to define large-cap companies, the Funds avoid using a range that includes companies in the index that have decreased in size subsequent to their inclusion to a level that Russell Investments does not consider to be “large cap.” In addition, we note that a number of other funds that include “large cap” in their names, such as Fidelity Large Cap Stock Fund and Large Cap Stock Index Fund, also define “large cap” by reference to the Russell 1000 Index.

COMMENT 7 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

On page 16, third paragraph under Principal Investment Strategies, explain how the Nuveen Large Cap Core Plus Fund can take a long position of 150% of net assets.

RESPONSE TO COMMENT 7

Even assuming the Fund is subject to the margin requirements of Regulation T (as opposed to risk based “portfolio margin” requirements, which are generally lower), it is possible for the Fund to take a long position of 150% of net assets. The limitation on the Fund’s long positions to 150% of net assets is generated primarily by Regulation T margin requirements. Regulation T requires that the Fund post initial margin in an amount at least equal to 150% of the initial value of the short sale obligation. If equity securities are pledged as margin, they will be valued at 50% of the fair market value of the securities. To illustrate, if the Fund enters into long positions with an initial value of $100,000 and short sales with an initial value of $50,000, the proceeds of which are reinvested in additional long positions, the margin requirements and Section 18 requirements immediately following the transaction are as follows:

Regulation T	1940 Act
Initial Margin = 1.5 × $50,000 = $75,000

Collateral: $150,000 long equity positions

Segregated Assets:

$50,000 (Market Value of Short Obligation) - $100,000 (Margin Collateral less the Value of the Short Sale Proceeds) = $(50,000) (Since the amount is less than zero, no additional assets are required to be segregated.)

The Fund would take a long position equal to 150% of its net assets only if doing so were in compliance with the 1940 Act and margin requirements imposed by the Fund’s prime broker.

COMMENT 8 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Under Who Manages the Funds, please provide disclosure regarding what the portfolio manager has done specifically in the last five years (since 2008).

RESPONSE TO COMMENT 8

The disclosure has been revised in response to this comment.

COMMENT 9 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

On page 23, under More About Our Investment Strategies, after “80% of its net assets” insert “(plus any amounts for investment purposes)” or change “net assets” to “total assets.”

RESPONSE TO COMMENT 9

The disclosure has been revised in response to this comment.

COMMENT 10 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

Under Investment Companies and Other Pooled Investment Vehicles disclosure, are the pooled investment vehicles (other than investment companies) subject to the 10% limitation? In addition, do any of the pooled investment vehicles fall under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended? If so, what are the limits for investing in such funds? Also, confirm that disclosure of acquired fund fees and expenses is not required.

RESPONSE TO COMMENT 10

The disclosure has been revised to eliminate the reference to pooled investment vehicles. The Funds will not invest in pooled investment vehicles that fall under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended. Finally, acquired fund fees and expenses are estimated to be less than one basis point for the fiscal year and therefore disclosure is not required.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11 - INVESTMENT RESTRICTIONS

With respect to item 2, please remove “and exemptive orders granted under the 1940 Act,” as that could be read to infer that relief granted by the Securities and Exchange Commission would allow the Funds to borrow beyond the limits of the Investment Company Act of 1940, as amended, and without shareholder approval.

RESPONSE TO COMMENT 11

With respect to the Funds’ borrowing money or making loans, the Funds will comply with their obligations under the 1940 Act and the conditions of any exemptive orders granted under the Investment Company Act of 1940 Act, as amended, including any requirements to obtain shareholder approval. Because the Funds will so comply, we do not believe it is necessary to delete the referenced quoted language. Disclosure has been added to clarify that no exemptive orders have been issued to date that would allow for such borrowings.

COMMENT 12 - INVESTMENT RESTRICTIONS

In the third full paragraph on page S-4, please clarify that this limitation applies if the income is derived from a specific project.

RESPONSE TO COMMENT 12

We do not believe that any additional clarification is required. The disclosure states: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 13 - INVESTMENT POLICIES AND TECHNIQUES

Please confirm that the derivatives listed in the Derivatives section are those in which the Funds many actually invest and provide the requisite risks that are involved in such investments.

RESPONSE TO COMMENT 13

Fund management has confirmed that the derivatives referenced are those in which the Funds may invest. In addition, the requisite risks that are involved in such investments are provided.

COMMENT 14 - SERVICE PROVIDERS - PORTFOLIO MANAGERS

With respect to the annual cash bonus portion of a portfolio manager’s compensation, please disclose whether these are determined on a pre- or post-tax basis?

RESPONSE TO COMMENT 14

The disclosure has been revised in response to this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren